

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via Email
Konstantin Kupert
President
Dilmax Corp.
1659 Donovalsk St., Suite
Prague, Czech Republic 14800

> **Re: Dilmax Corp.**
> **Registration Statement on Form S-1**
> **Filed July 13, 2011**
> **File No. 333-175525**

Dear Mr. Kupert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you do not anticipate beginning operations until after you raise a minimum of $37,500. We also note the simplicity of your business plan. In light of these factors, tell us why Rule 419 should not apply to your offering.

2. Confirm through disclosure that the company has no current plans to merge with another operating company.

3. We note that your company has nominal operations and assets. Therefore, it appears that your company should be considered a "shell company" as defined in Rule 405 of Regulation C. Please identify your company as a shell company on your prospectus cover page and describe in the body of your prospectus the restrictions (e.g. unavailability of Rule 144) imposed on such companies.

4. Revise your disclosure throughout to make clear that whether you intend to sell music produced by third parties through your site. If you do, revise your disclosure to discuss the licensing requirements, including costs.

Prospectus Summary, page 5

5. We note your disclosure that you expect that you will need to raise a minimum of $37,500 to operate for 12 months following this offering. Please expand your disclosure to clarify when you expect your operations to begin to generate revenues.   Please disclose the level of revenues you expect to generate and whether you expect your revenues will exceed your costs.

6. We note that the shares in this offering will be sold on a best efforts basis, and your founder currently holds all outstanding shares of the company. Therefore, a public market for your securities does not appear likely. Expand your disclosure to discuss in greater detail why the company is publicly offering its shares.

Risk Factors, page 6

We are solely depended on the funds to be raised in this offering…, page 6

7. We note your statement that you had cash in the amount of $3,100 and liabilities of $600 as of May 31, 2011. In your Summary Financial Information, however, you disclose that you had $2,871 in cash at May 31, 2011. Please reconcile.

We face competition from other online stores selling workout music, page 7

8. Expand this risk factor to discuss other sources of potential competition (e.g. terrestrial and satellite radio).

We are selling this offering without an underwriter…, page 10

9. We note your disclosure that unless Mr. Kupert sells "all of the shares" you may have to seek alternative financing to implement your business plan. We note that on page 5 you disclose that you need a minimum of $37,500 to operate your business for the next twelve months. Please clarify whether $37,500 is sufficient to execute on your business plan over the next twelve months or whether you need additional financing to implement your business plan.

Description of Business, page 17

Marketing, page 18

10. We note your disclosure that your sole officer and director will be responsible for marketing your workout music. Please clarify whether Mr. Kupert has any experience marketing workout music or any other goods online. To the extent, Mr. Kupert does not have any experience related to online marketing and/or workout music marketing, please provide risk factor disclosure regarding his lack of experience.

11. We note that your management and contracted DJ are located in Europe. Clarify whether you will be targeting consumers in your home countries and/or abroad.

Contracts, page 19

12. Please disclose whether you have made the Advance payment to DJ Namornik. If so, please provide the date of such payment and the deadline for him to deliver the required tracks. In addition, please disclose whether DJ Namornik has any experience producing commercial workout music.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, accountant, at (202) 551-3371 or Terry French, accountant branch chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director